Annual Report

Cover Page

Name of issuer:

DonorSee, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: VA
Date of organization: 3/11/2016

Physical address of issuer:

8701 Foxhall Terrace
Fairfax Station VA 22039

Website of issuer:

https://donorsee.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$85,848.00	$116,770.00
Cash & Cash Equivalents:	$83,304.00	$95,738.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$112,575.00	$112,575.00
Revenues/Sales:	$67,849.00	$235,292.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($34,959.00)	($70,568.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

DonorSee, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>They failed to submit an annual report in the past.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Gret Glyer	CEO	DonorSee, LLC	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Gret Glyer	CEO	2016
Gret Glyer	President	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Gret Glyer	Membership interests	76.94828

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Apple store is not allowing the company to update their iOS app, because they aren't comfortable with donations being given through the app. As a result downloads of the iOS app may suffer, which could negatively impact business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The company has made an assumption that there is a market for a personal giving experience (as opposed to a traditional model of giving to an organization). However, if that proves untrue DonorSee, LLC may not be able to attract new customers or retain existing customers.

An economic downturn could slow economic growth, and make consumers less willing to contribute funds to DonorSee, LLC. As a result the company may experience slower growth, which may harm its operating results.

As a crowdfunding platform, in order to achieve true scale a critical mass of users needs to be achieved on the website. Failure to reach critical mass may result in the platform being ineffective for the existing users, preventing them from continuing use and harming operations of the business.

Unfavorable media related to the company's industry, company, brands, marketing, personnel, operations, business performance, or prospects could negatively affect their reputation, ability to attract high quality talent, and/or the performance of the business, regardless of its accuracy or inaccuracy. Adverse publicity or negative commentary on social media outlets could cause consumers to avoid the product, which could negatively affect their financial results.

The company's future success depends on the efforts of a small management team, namely the single founder. The loss of services of him may have an adverse effect on the company. There can be no assurance that the company will be successful in attracting and retaining other personnel we require to successfully grow our business.

The company's founder and CEO owns 77.3% of the company's outstanding units. The founder is currently the company's sole member of its Board of Directors, and therefore has significant control over the management of the company and the direction of its policy and affairs. This concentrated control in the company will limit Investors' ability to influence company matters.

The company faces competition from other social enterprises that are already established and have far more resources for funding marketing. Attracting and retaining customers in this climate may be difficult.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

This is an LLC with no issued units.

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$107,000	General operations
6/2016	Section 4(a)(2)	Convertible Note	$130,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Investar2, LLC
Amount Invested	$130,000.00
Transaction type	Convertible note
Issue date	06/06/16
Interest rate	10.0% per annum
Discount rate	0.0%
Maturity date	06/06/18
Converted	Yes
Valuation cap	$1,000,000.00
Relationship	Member of DonorSee, LLC

Convertible note made by Investar2, LLC.

The note has converted to 15.7% voting rights in the LLC as of April 2018.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a two-sided marketplace for helping the poor..

Aid workers post projects of people in need, donors give to those projects, and then the aid workers send raw video updates back to the donors.

Donors usually get a video of the person they helped, a few days after donating, thanking them by name.

Example: someone gives to a deaf girl in India and a few days later get's a video of her hearing for the first time.

Effectively helping the poor with high-impact, sustainable projects in many countries.

Milestones

DonorSee, LLC was incorporated in the State of Virginia in March 2016.

Since then, we have:

- Used to help people in 50+ countries

- Charities use our platform to bring in an extra $30k in donations per year

- Recently imposed a $500 max on all projects.

Historical Results of Operations

Our company was organized in March 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2017, the Company had revenues of $316,006.36 compared to the year ended December 31, 2016, when the Company had revenues of $79,104.02. Our gross margin was 100.0% in fiscal year 2017, compared to 100.0% in 2016.

- *Assets.* As of December 31, 2017, the Company had total assets of $66,913.24, including $16,335.97 in cash. As of December 31, 2016, the Company had $116,117.98 in total assets, including $60,036.60 in cash.

- *Net Loss.* The Company has had net losses of $62,937.41 and net losses of $21,333.94 for the fiscal years ended December 31, 2017 and December 31, 2016, respectively.

- *Liabilities.* The Company's liabilities totaled $151,184.59 for the fiscal year ended December 31, 2017 and $137,451.92 for the fiscal year ended December 31, 2016.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $130,000 in convertibles. The operating costs of the company are also covered in part by the founder, who also does freelance video work. The founder will continue to help cover costs using his income in the near future.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

DonorSee, LLC cash in hand is $18,000, as of April 2018. Over the last three months, revenues have averaged $20,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,000/month, for an average burn rate of $0 per month. Our intent is to be profitable in 3 months.

Although we had a net loss of income last year, our monthly revenues and expenses have been about even for about the the last six months.

If we raise successfully on Wefunder, while we cannot guarantee, we think our monthly expenses will rise about $8,000 per month as we invest in marketing and the website. We hope that those efforts will result in equal and then a greater increase in monthly revenues. If they aren't, we'll slow our spend of the Wefunder funds so that our runway is about 6 months.

We plan to raise capital from VC investors in the D.C. in six months, from relationships that the founder has already formed. The founder is also in conversations with impact investors.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://donorsee.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Gret Glyer

Appendix E: Supporting Documents

DonorSee_Amended___Restated_OA_-_April_30th__2018_SIGNED__1_.PDF